Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State or Jurisdiction in Which Incorporated or Organized
Solazyme Brazil, LLC	Delaware
Solazyme Brasil Oleos Renovaveis e Bioprodutos LTDA	Brazil
Solazyme Manufacturing 1, LLC	Delaware